ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

George Baxter

T +1 617 951 7748

George.Baxter@ropesgray.com

April 16, 2020

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 212 to the Trust’s Registration Statement under the Securities Act and Amendment No. 259 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 212/259”), including (i) a GMO Trust Prospectus relating to GMO Emerging Country Debt Share Fund, a new series of the Trust (“ECDSF”), (ii) a GMO Trust prospectus relating to GMO Cyclical Focus Fund, a series of the Trust currently offered through a private placement memorandum and statement of additional information previously filed under only the 1940 Act (“CFF”), (iii) a Statement of Additional Information relating only to ECDSF and CFF; and (iv) other information, the signature page; and exhibits. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

This Amendment No. 212/259 is being filed in connection with the Trust’s establishment and registration of ECDSF as a new series of the Trust and for the purpose of effecting ECDSF’s and CFF’s registration under the Securities Act. Pursuant to the provisions of Rule 485(a)(2) under the Securities Act, it is intended that this Amendment No. 212/259 become effective on June 30, 2020.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7748.

Very truly yours,

/s/ George Baxter

George Baxter

Enclosures

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.
Sarah S. Clinton, Esq.